Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 1
(To Prospectus dated May 17, 2016)
ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

This Prospectus Supplement No. 1 supplements and amends the prospectus dated May 17, 2016, referred to herein as the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and this Prospectus Supplement No. 1.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 17 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2016.

The Table of Contents on page i of the Prospectus is hereby amended to include the following items.

TABLE OF CONTENTS

Status of the Offering	S-1
Recent Developments	S-1

The following disclosure updates the section entitled “Status of the Offering” on page 48 of the Prospectus.

STATUS OF THE OFFERING

In October 2016, the Partnership closed on the issuance of approximately 1.2 million units at $20.00 per common unit through its ongoing best-efforts offering, representing gross proceeds to the Partnership of approximately $24.7 million and proceeds net of selling and marketing costs of approximately $23.2 million. As of October 31, 2016, the Partnership has completed the sale of a total of approximately 11.3 million units for total gross proceeds of approximately $221.7 million and proceeds net of selling and marketing costs of $208.4 million. As of October 31, 2016, 88,915,239 units remain unsold. The Partnership plans to continue to offer common units until January 23, 2017, unless the offering is extended by the general partner, provided that the offering will be terminated if all of the common units are sold before then.

The following disclosure is hereby inserted as a new section following the section entitled “Oil and Gas Properties Acquired” on page 5 of the Prospectus.

RECENT DEVELOPMENTS

On November 3, 2016, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, LP (together, the “Partnership”), entered into an Exclusive Option Agreement (“Option Agreement”) with Kaiser-Whiting, LLC (“Kaiser-Whiting”), for the exclusive right and option (“Exclusive Option”) to purchase all issued and outstanding limited liability

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company interests of Kaiser-Whiting (“Transferred Interests”), resulting in the option to purchase an approximate 11% working interest in approximately 216 existing producing wells and approximately 257 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”). The Partnership currently owns an approximate 11% working interest in the Sanish Field Assets, so if the Partnership were to exercise the Exclusive Option and all conditions to closing are met under the Interest Purchase Agreement (“Purchase Agreement”) contemplated by the Option Agreement, the Partnership’s working interest in the Sanish Field Assets would increase to approximately 22%. Whiting Petroleum Corporation (NYSE:WLL) (“Whiting”), a publicly traded oil and gas company, operates the Sanish Field Assets.

The Sanish field is part of the Greater Williston Basin where industry activity is focused on development of the prolific Bakken Shale formation and its close geologic cousin, the Three Forks Shale. The Bakken Shale is one of the largest oil fields in the U.S., covering an area of approximately 17,500 square miles. While oil has been produced in North Dakota from the Williston Basin since the 1950s, it is only since 2007 through the application of horizontal drilling and hydraulic fracturing technologies that the Bakken has seen an increase in production activities.

Pursuant to the Option Agreement, the Partnership was granted the Exclusive Option to purchase the Transferred Interests in exchange for a cash payment of $1.0 million (“Exclusive Option Payment”). To exercise the Exclusive Option, the Partnership must (i) provide written notice to Kaiser-Whiting and (ii) make an exercise payment (“Exercise Payment”) of an additional $9.0 million on or before December 30, 2016. If the Partnership elects to provide written notice and make the Exercise Payment, the Partnership, Kaiser-Whiting and the owners of all the limited liability company interests of Kaiser-Whiting would promptly enter into the Purchase Agreement, with a closing date (“Closing Date”) of on or before January 11, 2017, with an effective date of December 1, 2016.

Pursuant to the Purchase Agreement, the purchase price for the Transferred Interests would be $130.0 million, consisting of (i) $10.0 million, the sum of the Exclusive Option Payment and the Exercise Payment (collectively, the “Deposit”), (ii) the greater of (a) $40.0 million or (b) 80% of the Net Equity Proceeds, defined as gross cash proceeds from the issuance of Partnership equity interests, net of customary selling commissions and marketing expenses, received by the Partnership for each calendar month commencing with October 2016 and continuing through the last day of the calendar month ending immediately prior to the Closing Date, with the greater of the foregoing (a) or (b) less the Deposit, and (iii) a promissory note (“Note”) payable to the manager of Kaiser-Whiting in an original principal amount equal to the difference between $130.0 million minus the amount paid pursuant to subclauses (i) and (ii) above. The Note would bear interest at 5% per annum and be payable no later than April 30, 2017 (“Maturity Date”). The Partnership would have the right to extend the Maturity Date up to October 31, 2017, subject to the Partnership’s compliance with certain conditions set forth in the Note. If the balance pursuant to subclauses (i) and (ii) above equals the entire purchase price, the Partnership would not be required to execute and deliver a promissory note to the manager of Kaiser-Whiting. The final settlement purchase price would be subject to the customary post-closing adjustments, as defined and identified in the Purchase Agreement.

On November 3, 2016, the Partnership funded the Exclusive Option Payment of $1.0 million with the manager of Kaiser-Whiting. The payment will be applied toward the purchase price at closing or be retained by Kaiser-Whiting if the option is not exercised by the Partnership or if the transaction does not close by the outside closing date due to the Partnership’s breach of the Purchase Agreement. In the event the transaction does not close due to a breach by Kaiser-Whiting or if the aggregate value of any title defects and casualty losses exceeds 10% of the unadjusted initial purchase price, the Deposit will be refunded to the Partnership. If the Partnership does not perform under the contract as a result of our diligence review or otherwise breach the Purchase Agreement, Kaiser-Whiting’s sole remedy against the Partnership is the retention of the Deposit.

If the Partnership elects to exercise its Exclusive Option and enter into the Purchase Agreement, the closing of the Purchase Agreement would be subject to the satisfaction of a number of required conditions which currently remain unsatisfied. Consummation of the acquisition is subject to the Partnership’s satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis, obtaining sufficient financing to fund the purchase price and other due diligence. Accordingly, there can be no assurance at this time that the Partnership will elect to exercise its Exclusive Option and enter into the Purchase Agreement, that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that the Partnership will find the results of its diligence investigation acceptable, that the Partnership will be able to obtain sufficient financing on terms reasonably acceptable to the Partnership or that the transaction will be successfully completed.

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